

November 15, 2011

<u>Via E-mail</u>
Mr. Steve Conboy, President
Eco Building Products, Inc.
909 West Vista Way
Vista California, 92083

      Re: Eco Building Products, Inc.
              Form 10-K for the fiscal year ended June 30, 2011
              Filed September 28, 2011
              File No. **000-53875**

Dear Mr. Conboy:

      We note that your financial statements for the year ended June 30, 2010 were audited by Cordovano and Honeck, LLP. Effective October 13, 2011, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Cordovano and Honeck, LLP. You can find a copy of the order at
http://pcaobus.org/News/Releases/Pages/10132011_Announce_Sanctions.aspx.

      As Cordovano and Honeck, LLP is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Cordovano and Honeck, LLP audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

      Please advise us as to how you intend to address any re-audit requirements of the June 30, 2010 financial statements no later than November 29, 2011. If you have any questions, please contact Scott Stringer, Staff Accountant at 202-551-3272.

                                Sincerely,

                                /s/ James Allegretto

                                James Allegretto
                                Senior Assistant Chief Accountant